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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 6
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

Esmark Incorporated
(Name of Subject Company (Issuer))

OAO Severstal
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

296475106
(CUSIP Number of Class of Securities)

Sergei Kuznetsov
Chief Financial Officer
OAO Severstal
Klara Tsetkin, 2/3
Moscow, Russia 127299
Telephone: 7 495 540 77 69
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
 Gary P. Cullen, Esq.
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*: $808,782,243.50                        Amount of Filing Fee**: $31,785.14

*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,014,662 shares of common stock, par value $0.01 per share ("Shares"), of Esmark Incorporated at the tender offer price of $19.25 per share of common stock. As represented by Esmark Incorporated in the Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated and filed as Exhibit (d)(1) to this Schedule TO, as of June 25, 2008, there were 39,510,321 Shares outstanding and a maximum of 2,504,341 Shares issuable pursuant to existing stock options, stock units awards, and to a grantor trust.

**
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 For Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals $39.30 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$26,639.69	Form or registration no.:	Schedule TO-T
Filing Party:	OAO Severstal	Date Filed:	May 30, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2008 (the "Schedule TO"), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Commission on June 5, 2008 ("Amendment No. 1"), by Amendment No. 2 to the Schedule TO filed with the Commission on June 6, 2008 ("Amendment No. 2"), by Amendment No. 3 to the Schedule TO filed with the Commission on June 17, 2008 ("Amendment No. 3"), by Amendment No. 4 to the Schedule TO filed with the Commission on June 20, 2008 ("Amendment No. 4") and by Amendment No. 5 to the Schedule TO filed with the Commission on June 26, 2008 ("Amendment No. 5") by OAO Severstal, a Russian joint stock company ("Severstal"), on behalf of its indirect, wholly owned subsidiary ("Purchaser") that will be formed in the state of Delaware prior to the expiration of the offer. The Schedule TO, as amended, relates to Severstal's offer, on behalf of Purchaser, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Esmark Incorporated, a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of June 13, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, for $19.25 per Share, net to the seller in cash (less applicable withholding taxes and without interest). Severstal's offer is made upon the terms and conditions described in the Offer to Purchase, dated May 30, 2008 and the First Amendment and Supplement to the Offer to Purchase dated June 5, 2008 (together, as amended or supplemented from time to time, the "Offer to Purchase"), in the Second Amendment and Supplement to the Offer to Purchase, dated July 2, 2008, filed herewith as Exhibit (a)(1)(H) (the "Supplement") and in the Letter of Transmittal and instructions thereto (which, as they each may be amended or supplemented from time to time, together constitute the "Offer").

        Except as specifically set forth herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5. You should read this Amendment No. 6 together with the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET

        The information set forth in the section to the Supplement titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

  (b)    This Schedule TO relates to the Company's Shares. As represented by Esmark Incorporated in the Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated, dated June 25, 2008, there were 39,510,321 Shares outstanding as of June 25, 2008. The information set forth in the section to the Supplement titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

  (a)(1)(i)    The information set forth in the section of the Supplement titled "Summary Term Sheet" of the Supplement is incorporated herein by reference.

  (a)(1)(ii)    The information set forth in the section of the Supplement titled "Summary Term Sheet" and "Introduction" of the Supplement is incorporated herein by reference.

  (a)(1)(iii)    The information set forth in the section of the Supplement titled "Summary Term Sheet" and Section 1 ("Terms of the Offer; Expiration Date") of the Supplement is incorporated herein by reference.

  (a)(1)(viii)    The information set forth in the section of the Supplement titled "Summary Term Sheet" and "Introduction" and Section 2 ("Acceptance for Payment and Payment for Shares") of the Supplement is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  (a)    The information set forth in the section of the Supplement titled "Introduction" and Section 6 ("Background of the Offer; Contacts with the Company") of the Supplement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  (c)(1)    The information set forth in the section of the Supplement titled "Introduction" and Section 7 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") of the Supplement is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a), (b), (d)    The information set forth in Section 5 ("Financing of the Offer and the Second-Step Merger") of the Supplement is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (b)    The information set forth in Section 4 ("Certain Information Concerning Purchaser and Severstal") of the Supplement is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

  (a)(1)    The information set forth in Section 4 ("Certain Information Concerning Purchaser and Severstal") of the Supplement is incorporated herein by reference.

  (b)    The information set forth in the Supplement and the Amended and Restated Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS

  Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(H)	Second Amendment and Supplement to Offer to Purchase dated July 2, 2008
(a)(1)(I)	Amended and Restated Form of Letter of Transmittal
(a)(1)(J)	Amended and Restated Form of Notice of Guaranteed Delivery
(a)(1)(K)	Amended and Restated Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(L)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(d)(1)	Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated, dated June 25, 2008
(d)(2)	Tender and Support Agreement, by and between OAO Severestal and Franklin Mutual Advisers, LLC, as agent for each of the funds listed on a signature page thereto, dated June 25, 2008

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAO SEVERSTAL
	By:	/s/ Gregory Mason
		Name:	Gregory Mason
		Title:	Chief Operating Officer
Date: July 2, 2008

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)*	Offer to Purchase dated May 30, 2008
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Guidelines for Request for Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)*	Amendment and Supplement to Offer to Purchase, dated June 5, 2008
(a)(1)(H)	Second Amendment and Supplement to Offer to Purchase dated July 2, 2008
(a)(1)(I)	Amended and Restated Form of Letter of Transmittal
(a)(1)(J)	Amended and Restated Form of Notice of Guaranteed Delivery
(a)(1)(K)	Amended and Restated Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(L)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Form of Summary Advertisement
(a)(5)(B)*	Press Release issued by Severstal, dated May 30, 2008
(a)(5)(C)*	Press Release issued by Severstal, dated June 5, 2008
(a)(5)(D)*	Press Release issued by Severstal, dated June 17, 2008
(a)(5)(E)*	Press Release issued by Severstal, dated June 19, 2008
(a)(5)(F)*	Press Release issued by Severstal, dated June 25, 2008
(b)*	Commitment Letter, dated May 23, 2008, between Severstal and ABN-AMRO, BNP Paribas SA and Citibank, N.A. London
(d)*	Proposed form of merger agreement among Severstal, Purchaser and the Company
(d)(1)	Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated, dated June 25, 2008
(d)(2)	Tender and Support Agreement, by and between OAO Severestal and Franklin Mutual Advisers, LLC, as agent for each of the funds listed on a signature page thereto, dated June 25, 2008
(h)	Not Applicable

*
Previously filed

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SIGNATURE
EXHIBIT INDEX